[RETRACTABLE TECHNOLOGIES, INC. LETTERHEAD]

November 23, 2010

VIA EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief, Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Retractable Technologies, Inc.

Amendment 1 to Form 10-K for the Year Ended December 31, 2009

Filed April 7, 2010 [Form 10-K filed March 31, 2010]

Form 10-Q for the Quarter Ended June 30, 2010

File No. 001-16465

Dear Mr. Vaughn:

The purpose of this letter is to respond, on behalf of Retractable Technologies, Inc. (the “Company”), to the Staff’s comments contained in your letter of October 27, 2010.  Your comments are shown in boldface type below and the Company’s responses follow.  The Company would be pleased to provide further clarification if necessary.  However, please note that the undersigned will not be available during the week following the submission of this letter (November 29 - December 3).

Amendment 1 to Form 10-K for the Year Ended December 31, 2009

Cover Page

1.              Please tell us why the cover pages of your Exchange Act filings reflect a file number of 000-30885 since these filings appear on EDGAR under the file number 001-16465.

Going forward, the Company will identify its file number as 001-16465 and did so in its Form 10-Q for the quarterly period ended September 30, 2010 (the “Recent Form 10-Q”).  Historically, the Company has identified its file number as 000-30885 because such file number was given to the Company by the United States Securities and Exchange Commission (“SEC”) on June 23, 2000 as a result of its filing a registration statement on Form 10-SB.  The Company notes that it was given file number 001-16465 as a result of its filing an amendment of such registration statement on May 2, 2001.  In the interim, between these registration statements, the Company filed, and the SEC accepted, a quarterly report and an annual report filed in EDGAR using the file number 000-30885.  Until your letter, the Company was not aware that it must identify its reports using a different file number after May 2, 2001.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 1

-Results of Operations, page 5

2.              We note on page 6 that you disclose “net loss applicable to common shareholders excluding litigation charges, stock option expenses, and an impairment of assets” and “net loss excluding litigation charges, stock option expenses, and impairment of assets.”  We note similar disclosures on page 11 of your June 30, 2010 Form 10-Q and within your Form 8-K filed on May 25, 2010.   Please revise your future filings to label these as non-GAAP measures and to provide the disclosures required by Item

Mr. Kevin L. Vaughn

November 23, 2010

10(e) of Regulation S-K and Regulation G, as applicable.  Provide us with a sample of the revised disclosure to be included in future filings.

The Company will not include such disclosures in future filings.

3.              Further to the above, we note that you describe the items that you are excluding from your GAAP measures as “nonrecurring or that are not typical for a manufacturing company.”  However, it appears that these items are recurring and/or are typical for a manufacturing company and have occurred during each reporting period presented.  Non-GAAP measures should not eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  Please demonstrate to us how the non-GAAP measures presented here comply with Item 10(e) of Regulation S-K.  Refer specifically to the guidance in Item 10(e)(1)(i)(c) and 10(e)(1)(ii)(b) of Regulation S-K and the Compliance and Disclosure Interpretation, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.  Clearly describe which items you consider to be ‘nonrecurring’ and which items you consider ‘not typical for a manufacturing company’ and provide additional details to support your description of these items.  Please note this comment also applies to your Forms 10-Q as of March 31 and June 30, 2010.

With respect to Item 10(e)(1)(ii)(b), the Company believes that these items are not smooth or recurring based upon the following:

Stock option expenses were not included in Operating expenses for the quarter ended September 30, 2010 (the “Recent Quarter”) because all stock option expense was fully recognized at June 30, 2010.  Stock option expenses were amortized over a vesting period of one year, and are therefore nonrecurring.  For the six months ended June 30, 2010, the stock option expenses were $1.34 million, an unusually large number, whereas for the six months ended June 30, 2009, they were approximately $268,000.  The stock option expenses recorded in recent periods were unusual because stock options are generally infrequently granted to employees, and in 2009 an unusually large number of stock options were granted at one time.  Stock options issued in 2008 were attributable to a stock option exchange program whereby employees could exchange their outstanding stock options for new options on a two-for-one basis.  The new option had a new 10-year maturity and an exercise price closer to but higher than market value at the time.  Stock options issued in 2009 had an exercise price at the then-current market price and a 10-year maturity.  The options issued in 2009 used almost all the options available under the 2008 Stock Option Plan.  The Company has no current plans for any stock option grants and does not have a new plan for granting any such options.

Impairment of assets was not included in Operating expenses for the Recent Quarter.  Impairment of assets is an infrequent type of charge and likely nonrecurring.  Prior to 2009, the Company had never incurred impairment charges.  The impairment charge recorded in 2009 was the first and was driven by a strategic decision to shift catheter production overseas.  Catheters make up less than one percent of the Company’s revenues.  Please refer to the Recent Form 10-Q, page 5, Note 2 under “Long-lived assets”.

Although litigation expenses were included in Operating expenses for the Recent Quarter, such expenses were greatly reduced from previous quarters.  For instance, litigation expenses were 25.7% of revenues and 53.3% of General and administrative expenses for the year ended December 31, 2009.  This level of litigation expenses is unusually high.  However, going forward, Management expects that litigation expenses will comprise a smaller percentage of revenues and General and administrative expenses as a result of an agreement with counsel to cap certain litigation expenditures.  For instance, in the Recent Quarter, they only represented 3.8% of revenues and 17.2% of General and administrative expenses compared to 26.1% of revenues 53.4% of General and administrative expenses for the same period last year.

Mr. Kevin L. Vaughn

November 23, 2010

The Company also disclosed the effect of another nonrecurring item, namely, the credit occasioned by a change in tax law.  All of the factors mentioned, other than the litigation costs, are readily available as separate line items on the Statements of Operations or the Statements of Cash Flows.

At the time the disclosures were made, the Company knew that: 1) stock option expense would be zero in the Recent Quarter; 2) impairment of assets charges would not likely recur; and 3) litigation expenses would be significantly lower going forward.  For this reason, Management believed the investors would find a description of the Results of Operations without these items useful.

Additionally, the Company knew that the change in these line items over prior periods was significant.  The magnitude of the stock option expense and the litigation expense was both higher and more significant in 2009 than in 2008.  The impairment charge taken in the first quarter of 2010 was fairly insignificant as compared to the 2009 charge.  For this reason also, Management believed the investors would find a description of the Results of Operations without these items useful.

In light of the Staff’s comments #2 and #3, the Company will not include such disclosures in future filings.

-Significant Accounting Policies, page 7

-Inventories, page 8

4.              We note that you value your inventories at the lower of cost or market.  Please revise future filings to explain in more detail how you determine the lower of cost or market.  Also describe how you estimate excess or obsolete inventories.

Please refer to the Recent Form 10-Q, page 5, Note 2 under “Inventories”.

The Company defines market price as the average net selling price of product sold to Distributors.  As shown in the Schedule of Valuation and Qualifying Accounts for the years ended December 31, 2009, 2008, and 2007 included in the Company’s most recent Form 10-K, the Company has not experienced significant additions or deductions to the Provision for Inventories during the last three years.

Item 8.  Financial Statements and Supplementary Data, page F-1

Notes to Financial Statements, page F-9

5.              We note that you have recorded $1,832,042, $745,460, and $949,770 of other accrued liabilities within your balance sheets as of June 30, 2010, December 31, 2009, and December 31, 2008, respectively.  With a view towards enhanced disclosure, please revise your future filings to explain the nature of these other accrued liabilities.  Provide us with a sample of your proposed disclosure.

Please refer to the Recent Form 10-Q, page 9, Note 5.

Moreover, as discussed on page 7 of the Recent Form 10-Q, “[t]he Company requires certain distributors to make a prepayment prior to beginning production or shipment of their order.  Distributors may apply such prepayments to their outstanding invoices or pay the invoice and continue to carryforward the deposit for future orders.  Such amounts are included in Other accrued liabilities on the Condensed Balance Sheets and are shown in Note 5, Other Accrued Liabilities.”

Mr. Kevin L. Vaughn

November 23, 2010

Note 2.  Summary of Significant Accounting Policies, page F-9

Long-lived Assets, page F-10

6.              We note that you recognized a $2.6 million impairment charge related to your catheter production equipment during the fourth quarter of fiscal 2009 since you have outsourced the majority of your production overseas and you expect to generate minimal cash flows from this equipment.  We further note from page F-14 that you have capitalized $14.4 million of production equipment as of December 31, 2009.  We further note from your June 30, 2010 Form 10-Q that you recognized approximately $163,000 of impairment charges for equipment during the six months ended June 30, 2010 designed in connection with research and development activities since you are outsourcing to overseas manufacturers.  Considering these factors and your reported net losses for each reporting periods presented, please explain to us in more detail the nature of the remaining production equipment that you have capitalized as of December 31, 2009 and June 30, 2010 and how you have determined that these assets were not impaired as of December 31, 2009 and June 30, 2010.

The disclosure above which mentions minimal cash flows relates only to the catheter production equipment.  This impairment encompasses the entirety of the Company’s catheter production equipment.  Catheter sales comprise less than one percent of the Company’s revenues.

As stated in the Recent Form 10-Q, page 5, Note 2 under “Long-lived assets”, the Company’s remaining property, plant, and equipment primarily consist of buildings, land, assembly equipment for syringes, molding machines, molds, office equipment, furniture, and fixtures.  There has been no impairment charge against the remaining assembly equipment since the Company continues to manufacture a significant portion of 1cc and 3cc syringes at the Company’s Little Elm facility which results in sufficient future cash flows to recoup the net book value of all property, plant, and equipment.

-Revenue Recognition, page F-11

7.              We note from page 1 and throughout the filing that you were awarded a contract by the Department of Health and Human Services (“DHHS”) during fiscal 2009 to supply a portion of the safety engineered syringes to be used in the US to vaccinate the U.S. population against the Swine Flu.  We further note that your revenue recognition primarily addresses how you recognize sales related to your distributors.  As appropriate, revise future filings to describe how you recognize revenues on any other sales arrangements, including the contract with DHHS.

Please refer to the Recent Form 10-Q, page 6, Note 2 under “Revenue recognition”.

The Company has revised its revenue recognition disclosures in its Recent Form 10-Q to include all customers.  The Company no longer has a sales arrangement with DHHS.

Note 12.  Stock Options, page F-21

8.              We note that you utilize the Binomial Option Pricing Model and the Black-Scholes pricing model in the determination of the fair value of your stock options granted during each reporting period presented.  Please revise your future filings to explain how you determined the underlying assumptions within these models such as expected volatility, risk-free rate, expected life, etc.

The Company proposes the following addition to Note 12 to the financial statements of the Form 10-K for future filings:

“The expected life and forfeiture rate assumptions are based on the vesting period for each option grant and expected exercise behavior.  The assumptions for expected volatility and dividend yield are based on recent

Mr. Kevin L. Vaughn

November 23, 2010

historical experience.  Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as the expected term.”

Item 10.  Directors, Executive Officers and Corporate Governance, page 26

9.              We note that your disclosure in this section does not reflect a discussion of the specific experience, qualifications, attributes or skills for each director or person nominated or chosen to become a director that led to the conclusion that each such person should serve as director, in light of your business and structure.  Please expand your disclosure in future filings to address the requirements of Regulation S-K Item 401(e)(1).

The disclosure present in the Form 10-K filed March 31, 2010 listed experience, qualifications, attributes or skills for each director and also separately highlighted those qualities which the Company felt most important to forming its conclusion that such person should continue serving as director.  For your convenience, below are excerpts of the existing disclosures:

•                                          We believe it is appropriate for Mr. Shaw to continue to serve as a Director and as the Chairman of the Board because of his deep knowledge of the strengths and weaknesses of our products (as their primary inventor) and of the Company (as its Founder).  Further, his strategic knowledge of the Company and its competitive environment arising from his ongoing services as its CEO is vital to the successful supervision of the Company by the Board of Directors.  Finally, Mr. Shaw’s educational background in both Engineering and Accounting is helpful to Board deliberations...

•                                          We believe it is appropriate that Mr. Cowan continue to serve as a Director due to his level of involvement in the financial state of the Company (as its CFO) as well as his lead role in supervising all internal control and disclosure control procedures and statements.  He also serves as the primary contact for investors which enables him to bring their concerns to the Board on appropriate topics as they arise.  His expertise as a CPA and experience as the Company’s CFO allow him to guide the Board, upon request, with regard to financial matters...

•                                          We believe it is appropriate that Mr. Wisner continue to serve as a Director due to his extensive experience in operational management and his comprehensive overview of all of the Company’s operations.  His role in overseeing all engineering, production, and foreign sales allows him to provide timely and insightful guidance regarding the effect of Board decisions on the Company’s abilities to meet its goals...

•                                          We believe it is appropriate that Mr. Laterza continue to serve as a Director because of his skills as a CPA in active practice as well as his decades of experience in advising individuals and entities with regard to corporate planning and financial issues.  Such skills and experience provide a valuable contribution in his role as the designated financial expert on the Audit Committee as well as provide valuable independent accounting advice to the Board...

•                                          We believe it is appropriate that Ms. Mack continue as a Board member due both to her over ten years of experience as a nurse (the primary retail user of our products) as well as her experience in running her own company.  Further, she contributes to the diversity of experience on our Board...

•                                          We believe it is appropriate that Mr. Saker continue to serve as a Director due to over a decade of experience in international business as well as his specific expertise in issues relating to international distribution.  Mr. Saker’s experience as a business owner competing internationally provides additional necessary insight to our Board...

Mr. Kevin L. Vaughn

November 23, 2010

•              We believe it is appropriate for Mr. Zierhut to continue to serve as a Director primarily due to his lifetime of experience in conception and development of innovative products as well as his experience in adapting such products to address mass production issues.  Finally, Mr. Zierhut has valuable experience and insight arising out of the successful running of his own small company...

Item 11. Executive Compensation, page 31

Summary Compensation Table, page 38

10.  Please tell us how your disclosure in footnote (1) to your summary compensation table complies with Regulation S-K Item 402(n)(2)(vi), as revised by Release No. 33-9089 (Dec. 16, 2009), or revise your future filings accordingly.  Please also apply this comment to your disclosure under “Grants of Plan-Based Awards” on page 39 with respect to your stock and option awards.

Footnote 1 gives the assumptions used in the valuation of the stock options’ aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, as required by Instruction 1 to Item 402(n)(2)(vi).  No repricing has occurred.  All stock options which were not vested as of the end of the 2009 fiscal year vested on July 15, 2010.  The disclosure on Form 10-K, filed on March 31, 2010, assumed in accordance with Instruction 3 to Item 402(n)(2)(v) and (vi), that the employees with stock options would remain employed until the vesting date (the only “performance condition”) based on historical turnover rates.

Signatures, page 51

11.  It appears that you have not included the signature from the individual who is acting as your controller or principal accounting officer.  If not, please amend your Form 10-K to include that signature.  Otherwise, please tell us how you have complied with General Instruction D(2)(a) of Form 10-K.

In accordance with the above-mentioned Instruction, the Company’s report is signed by “the registrant, and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions.”  At the time of the filings, the Company had not granted the title of “controller” or “principal accounting officer” to any person, so the Company has complied with the Instruction by either: 1) providing the required signatures where such positions actually existed; or, alternatively 2) providing the signature of the Chief Financial Officer who provides the same or similar functions as a controller or principal accounting officer.  Mr. Cowan’s biography in Item 10 of the Form 10-K states that he “is responsible for our financial, accounting, risk management, and forecasting functions.”

The Company noted this comment in its Recent Form 10-Q by including “Chief Accounting Officer” in the signature block in accordance with similar instructions given for the Form 10-Q.

Exhibits 31.1 and 31.2

12.  We refer to paragraph 1 in exhibits 31.1 and 31.2 and note that you have replaced the word “report” with “annual report.”  In future filings, please revise to include certifications that conform to the exact wording required by Regulation S-K Item 601(b)(31) of Regulation S-K.

The Company conformed the language in exhibits 31.1 and 31.2 to the exact language given in Regulation S-K Item 601(b)(31).

Mr. Kevin L. Vaughn

November 23, 2010

As published November 15, 2010, the Electronic Code of Federal Regulations, available at http://ecfr.gpoaccess.gov, states that paragraph 1 should read:

“1.  I have reviewed this [specify report] of [identify registrant];”

By typing “annual report” in place of “[specify report]”, the Company complied with the rule.  The Company would appreciate further guidance with respect to this matter, if necessary.

Form 10-Q for the Quarter Ended June 30, 2010

Notes to Condensed Financial Statements, page 4

13.  We note from page 3 that you recorded $850,000 for a provision for rebates.  We further note from your disclosure on page 11 that the provision for rebates is reflected in your operating expenses for the period.  Please address the following:

•      Explain to us in more detail the nature of this rebate including the facts and circumstances that led you to incur the additional rebate.

•      Explain how you are accounting for these rebates.

•      Clarify where the related costs are recorded in the statement of operations.  To the extent the costs are classified as operating expenses as the disclosure on page 11 suggests, tell us how this classification complies with paragraphs 605-50-25-7 through 9 and 605-50-45-2 of the FASB Accounting Standards Codification.  Also discuss how this accounting is consistent with the accounting policy disclosed in Note 2 to your December 31, 2009 audited financial statements, which states that revenue is recorded net of contractual pricing allowances.

The $850,000 provision for rebates has been recorded as a component of general and administrative expense in the June 30, 2010 statement of operations.  Management believes that paragraphs 605-50-25-7 through 9 and 605-50-45-2 of the FASB Accounting Standards Codification (ASC) do not apply based upon the following factors:

•      Paragraph 605-50-25-7 states that “(t)he vendor shall recognize the rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund (underline added)”.  Management believes that certain Distributors have claimed rebates that they have not earned.  These Distributors have taken the rebates as a credit to amounts due to the Company.  The Company requires its Distributors to provide the tracking reports which show, among other things, the facility that purchased the products prior to granting a rebate.  Until the Distributor provides such tracking reports, amounts deducted from an invoice remain as an outstanding receivable.  In addition, the Company estimates a rebate allowance for products sold to Distributors for which the Company has not received tracking reports.  Some Distributors have provided tracking reports to the Company in which rebates claimed by these Distributors exceed the maximum amount that could be earned on product sold by the Company to these Distributors.

•      Paragraph 605-50-25-8 does not apply to the Company, as rebates available to be earned by Distributors are not increased by increases in volumes.

Mr. Kevin L. Vaughn

November 23, 2010

•      Paragraph 605-50-25-9 states that “(c)hanges in the estimated amount of rebates or refunds and retroactive changes by a vendor to a previous offer (an increase or a decrease in the rebate amount that is applied retroactively) shall be recognized using a cumulative catch-up adjustment. That is, the vendor would adjust the balance of its rebate obligation to the revised estimate immediately. The vendor would then reduce revenue on future sales based on the revised refund obligation rate as computed.”  The $850,000 provision for rebates does not relate to changes in the terms to the Company’s rebate arrangements with its Distributors.

•      Paragraph 605-50-45-2 states that “(c)ash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.”  As explained above, Management believes that certain Distributors have claimed rebates that they have not earned.  Cash consideration is not given to Distributors.

Management has followed the guidance of FASB ASC paragraphs 310-10-35-7 to 9 “Losses from Uncollectible Receivables” to account for anticipated losses associated with certain Distributor receivables.  In this circumstance, Management determined that it was probable that certain Distributor receivables were impaired as of the date of the financial statements and that the loss could be estimated.  Although the collectability issue arose as a result of certain Distributors taking rebates to which they were not entitled, Management believes that classification on the Condensed Statement of Operations is analogous to that of bad debt expense.  As a result, the Company has reflected the amount as a component of General and administrative expense, rather than as a reduction to revenue as prescribed by FASB ASC 605-50-25-7 to 9 and 605-50-45-2.

Management believes that this accounting treatment is consistent with Note 2 to the December 31, 2009 audited financial statements which states that revenue is recorded net of contractual pricing allowances.  As these are non-contractual deductions taken by certain Distributors, Management believes that their accounting treatment is adequately disclosed in the Company’s accounts receivable policy within Note 2.

In light of the Staff’s comments, the Company added the following disclosure to page 6 of the Recent Form 10-Q, “[c]ertain distributors have taken rebates to which they are not entitled, such as utilizing a rebate for products not purchased directly from the Company.  The Company has established a reserve for the collectibility of these amounts.  The expense for the reserve is recorded in Operating expense, General and administrative.  The reserve for such non-contractual deductions is a reduction of accounts receivable.”  In addition, the Company revised the caption to the Condensed Statement of Cash Flows of the Recent Form 10-Q, to correspond with the above disclosure.

Mr. Kevin L. Vaughn

November 23, 2010

ACKNOWLEDGEMENT

In connection with its response to a comment letter dated October 27, 2010 from the United States Securities and Exchange Commission (the “Commission”) relating to its Form 10-K for the year ended December 31, 2009 and its Form 10-Q for the Quarter Ended June 30, 2010, Retractable Technologies, Inc. (the “Company”) hereby acknowledges that:

1.              The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Retractable Technologies, Inc.

/s/ Douglas W. Cowan
Douglas W. Cowan
Vice President, Chief Financial Officer, and
Principal Accounting Officer

CC: Mr. Kevin L. Vaughn

via facsimile and first class mail

with Recent Form 10-Q attached